

Mail Stop 3720

June 20, 2017

Brian F. Kidd
Senior Vice President and Controller
National Healthcare Corporation
100 Vine Street
Murfreesboro, Tennessee 37130

> **Re:** **National HealthCare Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 15, 2017**
> **File No. 001–13489**

Dear Mr. Kidd:

We have reviewed your May 11, 2017 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 6, 2017 letter.

Form 10-K for the fiscal year ended December 31, 2016

Note 1 – Summary of Significant Accounting Policies, page 51

Segment Disclosures, page 58

1. We note in your response to comment no. 1 that Mr. Ussery, your Chief Operating Officer, is the designated segment manager for both the in-patient and homecare operating segments, with the regional senior vice presidents of the in-patient and the vice president of homecare operations reporting to him. We also note in his capacity as segment manager, Mr. Ussery assesses "all aspects of clinical services" and implements the operating plan of both operating segments. In regard to the budget process, Mr.

Ussery appears to have the primary authority for reviewing income statement budgets and allocating resources amongst the various locations in both operating segments.  In light of Mr. Ussery's responsibilities in assessing performance and allocating resources, please tell us why you do not consider him to be a part of the CODM function.  Refer to FASB ASC 280-10-50-5 through 50-9.  Please be sufficiently detailed in your response.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications